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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 18)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 3. Identity and Background.

     (b) At a meeting of the Board of Directors (the "RSC Board") of Rental Service Corporation ("RSC") on June 12, 1999, the RSC Board awarded an aggregate of $261,000 in one-time cash bonus payments to certain of RSC's employees, including Messrs. Douglas A. Waugaman, Robert M. Wilson, Ronald Halchishak and David G. Ledlow, in recognition of their contributions to RSC and efforts over the course of the past several months in connection with the Agreement and Plan of Merger, dated as of January 20, 1999, between RSC and NationsRent, Inc., which was terminated by mutual agreement of the parties on May 20, 1999, and related matters. No single employee was awarded a bonus payment in excess of $75,000.


Item 8. Additional Information to be Furnished.

     On June 11, 1999, the United States District Court for the District of Connecticut, in the action styled UR Acquisition Corporation and United Rentals, Inc. v. James L. Kirk, et al., C.A. No. 399CV00625 (DJS), dismissed RSC's counterclaims (the "Clayton Act Counterclaims") alleging violations of the Clayton Act by United Rentals, Inc. ("United Rentals") in connection with the solicitation by United Rentals of consents of RSC's stockholders to, among other things, remove and replace the members of the RSC Board. The Court dismissed the Clayton Act Counterclaims on the ground that they were moot based upon (1) United Rentals' withdrawal of its original slate of nominees for the RSC Board, and (2) United Rentals' assurance that it would not nominate any director, officer or employee of United Rentals to serve on the RSC Board. The Court made no finding on the merits of the Clayton Act Counterclaims.


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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 1999                      Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer